ATI Physical Therapy, Inc.
790 Remington Boulevard
Bolingbrook, Illinois 60440

August 18, 2023

VIA EDGAR AND EMAIL

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C.  20549-3561
Attn: Conlon Danberg

Re:	ATI Physical Therapy, Inc. Registration Statement on Form S-3 (File No. 333-273843)

Ladies and Gentlemen:

We refer to the above referenced registration statement on Form S-3 (the “Registration Statement”), of ATI Physical Therapy, Inc. (the “Company”).

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests the acceleration of the effectiveness of the Registration Statement so that it may become effective at 4:00 p.m. (Eastern time) on August 22, 2023 or as soon as practicable thereafter. In making this request, the Company acknowledges that it is aware of its responsibilities under the Securities Act.

Please call Alexander D. Lynch at (212) 310-8971, of Weil, Gotshal & Manges LLP, to confirm the effectiveness of the Registration Statement.

Very truly yours,

ATI Physical Therapy, Inc.

By:	/s/ Erik Kantz
Name:	Erik Kantz
Title:	Chief Legal Officer and Corporate Secretary